UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. ____

BASIC EARTH SCIENCE SYSTEMS, INC.

(Name of Subject Company)

FIELDPOINT PETROLEUM CORPORATION

(Names of Filing Persons (Offeror and Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

_______316570 10 0_______
(CUSIP Number of Class of Securities)

Ray D. Reaves, President, Chief Executive Officer &

Chief Financial Officer

1703 Edelweiss Drive

Cedar Park, TX  78613

(512) 250-8692

( Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$11,352,631	$446.16

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 17,465,585 common shares at the maximum tender offer price of $0.65 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $446.16 Filing Party: FieldPoint Petroleum Corporation

Form or Registration No.: S-4 Date Filed: January 15, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

INTRODUCTION

Items 1 through 9, and Item 11.

 This Tender Offer Statement on Schedule TO is filed by FieldPoint Petroleum Corporation, a Colorado corporation (“FieldPoint”). This Schedule TO relates to the offer by FieldPoint to exchange its common stock for a minimum of 8,907,448 and a maximum of 17,465,585 shares of the issued and outstanding common stock of Basic Earth Science Systems, Inc. (“Basic”) at an exchange ratio of one (1) share of FieldPoint common stock for each two (2) shares of Basic common stock.

FieldPoint has filed with the SEC a registration statement on Form S-4, relating to the FieldPoint common stock to be issued to holders of Basic common stock in the exchange offer. The terms and conditions of the exchange offer, as well as a description of FieldPoint and other information required by Schedule TO, are set forth in the prospectus which is part of that registration statement.

All of the information in the prospectus, and any prospectus supplement or other amendment or supplement thereto related to the exchange offer hereafter filed with the SEC by FieldPoint, is hereby incorporated by reference into Items 1 through 9 and 11 of this schedule TO.

10. Financial statements.

The information set forth in the prospectus under the sections entitled Summary Selected Financial Data of FieldPoint, Summary Selected Consolidated Financial Data of Based, Unaudited Pro Forma Condensed Combined Financial Information of FieldPoint and Basic and the financial statements of each of FieldPoint and Basic beginning on page F-1 of the prospectus are incorporated herein by reference.

12. Exhibits.

(a)(1)(i)	*Form of Letter of Transmittal

(a)(4).1	Prospectus relating to FieldPoint common stock to be issued in the Offer, incorporated by reference to the registration statement on Form S-4 filed by FieldPoint on January 15, 2009.

(a)(4).2	Press release announcing intent to commence exchange offer filed by FieldPoint on January 14, 2009.

* To be filed by Amendment.
13.	Information Required by Schedule 13E-3
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

By: ___/s/ Ray Reaves__________________________ Name: Ray Reaves
Title: President, Chief Executive Officer and Chief Financial Officer

Date: January 15, 2009